

December 18, 2008

Room 7010

Steven G. Stewart
Chief Financial and Accounting Officer
Headwaters Incorporated
10653 South River Front Parkway, Suite 300
South Jordan, Utah

> **Re:** **Headwaters Incorporated**
> **Form S-3 filed November 21, 2008**
> **File No. 333-155565**
> **Form 10-K for Fiscal Year Ended September 30, 2008**
> **File No. 001-32459**

Dear Mr. Stewart:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. We note that you are incorporating by reference into your registration statement your annual report on Form 10-K for the fiscal year ended September 30, 2008. We further note that Part III of this annual report incorporates by reference portions of the definitive proxy statement to be filed in connection with your 2009

annual meeting of stockholders. Please note that we will not be in a position to accelerate the effectiveness of your registration statement until you have filed your definitive proxy statement and we have had an adequate opportunity to review those portions of the proxy statement that are incorporated by reference into your annual report on Form 10-K.

2. Please note that each time you take down securities from your shelf offering you must file a new legality opinion as an amendment to the registration statement. Please see Item 601(b)(5) of Regulation S-K. In addition, if the securities taken down would have material tax consequences to an investor and a representation as to tax consequences is set forth in the prospectus supplement, then you must file a tax opinion meeting the requirements of Item 601(b)(8) of Regulation S-K.

3. We note from your disclosure elsewhere in the registration statement that selling security holders may use the prospectus for offers and sales of securities for their own account. Please note that selling security holders cannot use the shelf offering procedures that you are using. Please revise the prospectus to include the information required by Item 507 of Regulation S-K or tell us why you believe you can omit this information from the registration statement. In this regard, you may wish to review the following items:
    - Section V.B.1. of "Securities Offering Reform" Release No. 33-8591, dated July 19, 2005, which is available on our website at http://www.sec.gov/rules/final/33-8591.pdf;
    - General Instruction II.G. of Form S-3; and
    - Rule 430B under the Securities Act of 1933, as amended.

    In addition, please revise the fee table so that the class of securities, offering price and fee payable with respect to this secondary offering are separately allocated. Finally, please disclose the names of all of the selling security holders who are broker-dealers or affiliates of a broker dealer. If a selling security holder is a broker-dealer, the prospectus should state that the selling security holder is an underwriter. If a selling security holder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (a) the selling security holder purchased in the ordinary course of business, and (b) at the time of the purchase of the securities to be resold, the selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling security holder cannot provide these representations, state that the selling security holder is an underwriter. Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Fee Table

4. In note (2) to the fee table, you refer to indeterminate amounts of securities whose aggregate offering prices do not exceed $250 million, as well as an indeterminate number of shares of preferred and common stock issuable as stock splits, dividends and the like under Rule 416. In addition, in the penultimate sentence of the note, you refer to an indeterminate amount of securities that may be issued upon conversion or exchange of other securities. Please clarify that these securities are included in the $250 million of securities being registered. Rule 416 can not be used to register securities issuable due the operation of a conversion formula. Please see Question 139.10 of the Compliance and Disclosure Interpretations, available in the Corporation Finance section of our website.

Risk Factors, page 3

5. Please delete the third and fourth sentences in the risk factor section of the prospectus. Please refrain from using qualifying or limiting statements in your risk factor disclosure, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Use of Proceeds, page 4

6. We note that you currently intend to use a portion of the net proceeds from the offering to repay debt. If you anticipate that you will use a material portion of the net proceeds for this purpose, please disclose the interest rate and maturity of the debt. Please see Instruction 4 to Item 504 of Regulation S-K.

Description of Debt Securities, page 7

7. Please briefly outline the sinking fund provisions, if any, applicable to the debt securities. Please see Item 202(b)(1) of Regulation S-K.

Part II

Item 17. Undertakings

8. Please tell us why you have not included the undertaking contained in Item 512(i) of Regulation S-K.

Exhibit 5.1—Opinion of Pillsbury Winthrop Shaw Pittman LLP

9. Please have counsel revise the third assumption in the second paragraph of its opinion to exclude document signed by or behalf of the registrant. In addition, please have counsel revise the definition of "Indenture" used in the opinion to refer to the correct exhibit number.

10. We note the reference to Delaware General Corporation Law. Please have counsel revise the opinion to reflect that the reference and limitation to Delaware General Corporation Law includes the statutory provisions and reported judicial decisions interpreting these laws.

Form 10-K for the year ended September 30, 2008

General

11. We note that you are incorporating by reference into Part III of your annual report on Form 10-K portions of your definitive proxy statement to be filed in connection with your 2009 annual meeting of stockholders. Please note that in connection with our review of the annual report on Form 10-K we may also review the definitive proxy statement once it is filed and may issue comments on those portions of the proxy statement that are incorporated by reference into the annual report on Form 10-K. Please note that you do not need to file a preliminary proxy statement solely because of this notice, assuming you are otherwise eligible to file a definitive proxy statement.

Item 1. Business, page 3

12. In future filings, please provide the financial information about geographic areas required by Item 101(d) of Regulation S-K.

Building Products, page 3

Major Customers, page 5

13. In future filings, please disclose the name of any customer if sales to the customer by one or more segments are made in an aggregate amount equal to 10% or more of your consolidated revenues and the loss of such customer would have a material adverse effect on you and your subsidiaries taken as a whole. In this regard, we note your risk factor disclosure on page 17 that your business would suffer a material adverse effect if you lost the three resin-based accessory products customers that together accounted for approximately 29% of your revenues for such products. Please see Item 101(c)(1)(vii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

14.   In your risk factor disclosure you discuss how your Building Products business experienced declines in revenues and increases in operating losses as a result of weakening demand. However, you have not included any discussion of the economic environment or its impact on your operations or liquidity in MD&A, including discussion of the recent impairments of goodwill in 2007 and 2008. Please expand MD&A, in future filings, to provide a discussion of recent economic events, including the lower market-wide demand in the housing, new construction and remodeling markets and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, expected trends, management's response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity, including your outstanding debt instruments and related covenant compliance. In your response to this letter, please provide a detailed description of proposed future disclosure.

Critical Accounting Policies and Estimates, page 34

Valuation of Long-Lived Assets, including Intangible Assets and Goodwill, page 37

15. Please expand your discussion of goodwill in future filings to address the following:
   • Revise your disclosure to provide a description of your reporting units. Refer to paragraphs 30-31 of SFAS 142 for guidance.
   • Explain the changes in the operations and management of the business that resulted in the three reporting units in the building products segment being aggregated into one reporting unit for the latest goodwill impairment test. Describe the impact on the financial statements this decision had.
   • You disclose the fair values of the reporting units are calculated "primarily" using discounted expected future cash flows. Provide a description of all valuation methods used to determine the fair value of your reporting units, and quantify the material assumptions used in each valuation method, including the discount rate used, projected revenue growth rates, and future profit margins, at a minimum.
   • Provide a sensitivity analysis of the material assumptions used in your valuation and clarify the related impact on the financial statements.
   • Given the impairments recognized to date, reduced revenues and margins, and current economic events, it appears you should provide investors with detailed

explanations as to how the estimated fair values for each reporting unit continue to exceed their carrying values. In addition, you should disclose the amount of headroom between the estimated fair value and carrying value for each reporting unit, as well as the amount of goodwill at-risk for impairment in each reporting unit. Refer to Sections 216, 501.02 and 501,12.b.3 of the Financial Reporting Codification for guidance.

Please provide us with an example of disclosure addressing each of these items as of September 30, 2008.

16.   Your stock price has continued to decline from $16.23 in August 2008 to below $8.00, and your market capitalization as of December 10, 2008, is significantly less than total stockholders' equity, which is an indicator your goodwill, intangible assets and other long-lived assets may be impaired. Tell us whether or not this decline in market cap and stock price has triggered an interim impairment test under SFAS 142 and SFAS 144 and how you determined goodwill, intangible assets and other long-lived assets are recoverable in the current market environment. We note your last SFAS 142 analysis was performed at June 30, 2008, which resulted in a $205 million impairment charge. Further tell us how the decline in your stock price has impacted your current and future cash flows, your current goodwill, intangible asset and other long-lived asset balances and what consideration you have given to disclosing this in your Form 10-K and Form S-3.

Valuation of Long-lived assts, page 37

17.   We note your disclosure throughout your document regarding building products segment being driven by new home construction and home repair and remodeling market. We further note your disclosure of the economic slowdown in these markets during 2007 and 2008. Considering the decline in sales and the operating losses, please tell us and disclose, in future filings, whether you performed a SFAS 144 impairment test on intangible assets and other long-lived assets during fiscal 2008. If so, please disclose the results of those tests, including the amount of headroom between the carrying value of the assets and their recoverable amount. If not, please tell us your consideration of paragraph 8 of SFAS 144 as it relates to these assets.

Year Ended September 30, 2008 compared to year ended September 30, 2007

18.   With regards to you Section 45K business, which represented over 50% of energy segment revenue in 2008, and was terminated in December 2007, please quantify the amount of long-lived assets that relate to the Section 45K business and how you are now accounting for these assets. Tell us if these assets are being used in the coal cleaning business or if they are now idle and how your accounting for these assets complies with paragraphs 27 and 28 of SFAS 144.

Liquidity and Capital Resources, page 42

19.   Your liquidity discussion does not provide detailed explanations of the reasons for changes in operating cash flows. Please revise your discussion in future filings to address the reasons for the changes in operating assets and liabilities, specifically the increase in accounts receivable and decrease in accounts payable and accrued expenses.   For example, as noted above your change in receivables has had a material impact on your operating cash flows. Please disclose your DSO for each period and explain any variances, to the extent this disclosure would enhance an investors understanding of your cash flows position and the company's ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected. Refer to FRR 501.03 and SEC Release 33-8350. Provide us with example disclosure as of September 30, 2008.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Dietrich King, Attorney, at (202) 551- 3338 or Pamela Long, Assistant Director at (202) 551-3760.

Sincerely,

Terence O'Brien
Accounting Branch Chief